UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 25, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 1Q18 Results

Leverage reduction to 2.02x in US$ and 2.08x in R$ Adjusted EBITDA of R$1,824 million, with a margin of 55% The learning curve of the new Horizonte 2 production line is 90% reached (1) Adjusted by non-recurring and non-cash items | (2) Calculation excludes pulp sales f rom agreement w ith Klabin (3) Includes interest expenses, revenues f rom f inancial investments, mark-to-market of hedging instruments, monetary and exchange variation and others | (4) Bef ore dividend payment and expansion and logistics capex (5) Includes the hedge f air value | (6) For covenants purposes 1Q18 Highlights Pulp production of 1,588 thousand tons, 4% less than in 4Q17 and 32% more than in 1Q17. LTM production of 6,026 thousand tons. The learning curve of the new Horizonte 2 pulp production line is 90% complete, with an output of 449 thousand tons in 1Q18. Pulp sales, including pulp from the Klabin agreement, totaled 1,591 thousand tons, down 16% from 4Q17 and up 22% on 1Q17. LTM sales of 6,497 thousand tons. Net revenue of R$3,693 million (4Q17: R$4,047 million | 1Q17: R$2,074 million). Average net price of US$722/t (R$2,343/t) in the export market. LTM net revenue of R$13,358 million. Cash cost of R$708/t, 27% more than in 4Q17 and 6% less than 1Q17 (see page 7 for details). Excluding the effect of the scheduled downtimes, the production cash cost stood at R$626/t, up 15% on 4Q17 and down 8% from 1Q17. First-quarter adjusted EBITDA totaled R$1,824 million, down 8% from 4Q17 and up 183% on 1Q17. LTM adjusted EBITDA of R$6,133 million, with a margin of 52%. EBITDA margin of 55% in 1Q18, excluding pulp sales from the Klabin agreement. EBITDA/t of R$1,275/t (US$393/t) in the quarter excluding sales from the Klabin agreement, up 6% and 118% on 4Q17 and 1Q17, respectively. Free cash flow before expansion capex, pulp logistics and dividends reached -R$57 million. LTM free cash flow totaled R$1,542 million. Free cash flow yield of 4.3% in R$ and 4.4% in US$. Net income of R$615 million (4Q17: R$280 million | 1Q17: R$329 million). LTM net income stood at R$1,379 million. Gross debt in dollars of US$5,693 million, 2% less than in 4Q17 and 1Q17, respectively. Cash position of R$6,148 million, or US$1,850 million, including the fair value of derivate instruments. Net debt in dollars of US$3,843 million, 3% and 7% more than in 4Q17 and 1Q17, respectively. Net debt/EBITDA ratio of 2.02x in dollars (4Q17: 2.41x | 1Q17: 3.79x) and 2.08x in reais (4Q17: 2.49x | 1Q17: 3.63x). Total cost of debt in dollars, including the full swap curve of real-denominated debt, of 4.1% p.a. (4Q17: 3.4% p.a. | 1Q17: 3.8% p.a.) and average debt maturity of 59 months (4Q17: 60 months | 1Q17: 57 months). Fibria and Suzano announced an agreement to combine their operations and shareholder bases, as per the Material fact dated March 16, 2018. Moodys, S&P and Fitch affirmed Fibria’s credit rating, and Fitch revised the outlook from Positive to Stable. Subsequent Events On April 10, 2018, Moody’s affirmed Fibria’s Ba1 rating and revised the outlook from Negative to Stable. In April 2018, BNDES released funds totaling R$250 million related to the funding of the Horizonte 2 project. Market cap – March 29, 2018: R$36.0 billion | US$10.8 billion(1) FIBR3: R$65.03 FBR: US$19.50 Total shares (common shares): 553,934,646 shares (1) Market cap in R$ converted by the Ptax Conference Call: April 25, 2018 English (simultaneous translation into Portuguese): 12:00 p.m. (Brasília) Participants in Brazil: +55 11 2188-0155 Other participants: +1-646-843-6054 Webcast: www.fibria.com.br/ir Investor Relations Guilherme Cavalcanti Camila Nogueira Roberto Costa Camila Prieto Raimundo Guimarães ir@fibria.com.br | +55 (11) 2138-4565 The operating and financial information of Fibria Celulose S.A. for the first quarter of 2018 (1Q18) presented in this document is based on consolidated unaudited figures expressed in reais and was prepared in accordance with Corporate Law. The results of Veracel Celulose S.A. were included in this document based on 50% proportional consolidation, with the elimination of all intercompany transactions.2

1Q18 Results

Leverage reduction to 2.02x in US$ and 2.08x in R$
Adjusted EBITDA of R$1,824 million, with a margin of 55%
The learning curve of the new Horizonte 2 production line is 90% reached

Key Figures	Unit	1Q18	4Q17	1Q17	1Q18 vs 4Q17	1Q18 vs 1Q17	Últimos 12 meses (UDM)
Pulp Production	000 t	1.588	1.659	1.204	-4%	32%	6.026
Pulp Sales	000 t	1.591	1.897	1.307	-16%	22%	6.497
Net Revenues	R$ million	3.693	4.047	2.074	-9%	78%	13.358
Adjusted EBITDA[1]	R$ million	1.824	1.981	644	-8%	183%	6.133
EBITDA margin pro-forma[2]	%	55%	57%	37%	-2 p.p.	18 p.p.	52%
Net Financial Result[3]	R$ million	(270)	(781)	331	-	-	(1.384)
Net Income	R$ million	615	280	329	120%	87%	1.379
Free Cash Flow[4]	R$ million	(57)	791	426	-	-	1.542
Dividends paid	R$ million	-	-	-	-	-	395
ROE	%	21,4%	15,0%	4,6%	6 p.p.	17 p.p.	21,4%
ROIC	%	12,6%	8,6%	4,0%	4 p.p.	9 p.p.	12,6%
Gross Debt (US$)	US$ million	5.693	5.834	5.785	-2%	-2%	5.693
Gross Debt (R$)	R$ million	18.922	19.299	18.329	-2%	3%	18.922
Cash[5]	R$ million	6.148	6.968	6.963	-12%	-12%	6.148
Net Debt (R$)	R$ million	12.774	12.331	11.366	4%	12%	12.774
Net Debt (US$)	US$ million	3.843	3.728	3.587	3%	7%	3.843
Net Debt/EBITDA LTM	x	2,08	2,49	3,63	-0,41 x	-1,55 x	2,08
Net Debt/EBITDA LTM (US$)[6]	x	2,02	2,41	3,79	-0,39 x	-1,77 x	2,02

(1) Adjusted by non-recurring and non-cash items | (2) Calculation excludes pulp sales from agreement with Klabin
(3) Includes interest expenses, revenues from financial investments, mark-to-market of hedging instruments, monetary and exchange variation and others | (4) Before dividend payment and expansion and logistics capex
(5) Includes the hedge fair value | (6) For covenants purposes

1Q18 Highlights

- Pulp production of 1,588 thousand tons, 4% less than in 4Q17 and 32% more than in 1Q17. LTM production of 6,026 thousand tons.
- The learning curve of the new Horizonte 2 pulp production line is 90% complete, with an output of 449 thousand tons in 1Q18.
- Pulp sales, including pulp from the Klabin agreement, totaled 1,591 thousand tons, down 16% from 4Q17 and up 22% on 1Q17. LTM sales of 6,497 thousand tons.
- Net revenue of R$3,693 million (4Q17: R$4,047 million | 1Q17: R$2,074 million). Average net price of US$722/t (R$2,343/t) in the export market. LTM net revenue of R$13,358 million.
- Cash cost of R$708/t, 27% more than in 4Q17 and 6% less than 1Q17 (see page 7 for details). Excluding the effect of the scheduled downtimes, the production cash cost stood at R$626/t, up 15% on 4Q17 and down 8% from 1Q17.
- First-quarter adjusted EBITDA totaled R$1,824 million, down 8% from 4Q17 and up 183% on 1Q17. LTM adjusted EBITDA of R$6,133 million, with a margin of 52%. EBITDA margin of 55% in 1Q18, excluding pulp sales from the Klabin agreement.
- EBITDA/t of R$1,275/t (US$393/t) in the quarter excluding sales from the Klabin agreement, up 6% and 118% on 4Q17 and 1Q17, respectively.
- Free cash flow before expansion capex, pulp logistics and dividends reached -R$57 million. LTM free cash flow totaled R$1,542 million. Free cash flow yield of 4.3% in R$ and 4.4% in US$.
- Net income of R$615 million (4Q17: R$280 million | 1Q17: R$329 million). LTM net income stood at R$1,379 million.
- Gross debt in dollars of US$5,693 million, 2% less than in 4Q17 and 1Q17, respectively. Cash position of R$6,148 million, or US$1,850 million, including the fair value of derivate instruments.
- Net debt in dollars of US$3,843 million, 3% and 7% more than in 4Q17 and 1Q17, respectively.
- Net debt/EBITDA ratio of 2.02x in dollars (4Q17: 2.41x | 1Q17: 3.79x) and 2.08x in reais (4Q17: 2.49x | 1Q17: 3.63x).
- Total cost of debt in dollars, including the full swap curve of real-denominated debt, of 4.1% p.a. (4Q17: 3.4% p.a. | 1Q17: 3.8% p.a.) and average debt maturity of 59 months (4Q17: 60 months | 1Q17: 57 months).
- Fibria and Suzano announced an agreement to combine their operations and shareholder bases, as per the Material fact dated March 16, 2018.
- Moodys, S&P and Fitch affirmed Fibria's credit rating, and Fitch revised the outlook from Positive to Stable.

Subsequent Events

- On April 10, 2018, Moody's affirmed Fibria's Ba1 rating and revised the outlook from Negative to Stable.
- In April 2018, BNDES released funds totaling R$250 million related to the funding of the Horizonte 2 project.

Market cap – March 29, 2018:

R$36.0 billion | US$10.8 billion[1]
FIBR3: R$65.03
FBR: US$19.50
Total shares (common shares): 553,934,646 shares
(1) Market cap in R$ converted by the Ptax

Conference Call: April 25, 2018

English (simultaneous translation into Portuguese): 12:00 p.m. (Brasília)
Participants in Brazil: +55 11 2188-0155
Other participants: +1-646-843-6054
Webcast: www.fibria.com.br/ir

Investor Relations

Guilherme Cavalcanti
Camila Nogueira
Roberto Costa
Camila Prieto
Raimundo Guimarães
ir@fibria.com.br | +55 (11) 2138-4565

The operating and financial information of Fibria Celulose S.A. for the first quarter of 2018 (1Q18) presented in this document is based on consolidated unaudited figures expressed in reais and was prepared in accordance with Corporate Law. The results of Veracel Celulose S.A. were included in this document based on 50% proportional consolidation, with the elimination of all intercompany transactions.

2

Executive Summary The year 2018 began on a positive note, with buoyant demand and limited supply in 1Q18, due to the unexpected withdrawal of volumes during the quarter as a result of technical issues and lack of wood availability. The mix of unscheduled downtimes and the concentration of scheduled downtimes in the quarter, in addition to the expansion of the spread between long and short fibers in Europe and the maintenance of this high spread in Asia, played a key role in minimizing the impact of seasonally weaker demand in the Chinese New Year period. These factors fostered a more favorable market environment for the implementation of the price increase announced in January, valid as of February. Lower sales volume and higher COGS, partially offset by the higher average net price in dollars, account for most of the 8% quarter-on-quarter reduction in adjusted EBITDA and the EBITDA margin of 55%, excluding sales from Klabin. The quarter was also marked by leverage reduction to 2.02x in dollars and the steeper-than-expected learning curve of the new Horizonte 2 pulp production line. In 1Q18, pulp production volume was 1,588 thousand tons, 4% lower than 4Q17, mainly due to scheduled maintenance and inspection downtimes, fewer production days (partially offset by a lower output from the planned reduction of production at the Aracruz Unit) and the evolution of the production curve of the new Horizonte 2 line, with an output of 449 thousand tons in the period. The 32% year-on-year increase was mainly due to the new Horizonte 2 line start up, partially offset by the greater impact of scheduled downtimes, in addition to the lower output from the planned reduction of production at the Aracruz Unit in 1Q18. Sales volume totaled 1,591 thousand tons, 16% down on 4Q17, due to the typical first-quarter seasonality from the recovery of inventories and lower production volume in the period. Sales volume rose 22%, thanks to the the new Horizonte 2 line start up, supported by excellent demand, specially in Asia. Sales volume resulting from the agreement with Klabin totaled 160 thousand tons in 1Q18 (4Q17: 254 thousand tons). Pulp inventories closed the quarter at 1,234 thousand tons, equivalent to 55 days (4Q17: 1,045 thousand tons, 48 days). The production cash cost was R$708/t, up 27% on 4Q17, chiefly due to the impact of scheduled maintenance and inspection downtimes, the lower utilities result and higher wood costs. The increase in cash cost in 1Q18 was partially offset by the ramp up of the new Horizonte 2 line at the Três Lagoas Unit. Compared to 1Q17, the cash cost fell 6%, mainly due to lower wood costs, reduced fixed costs and the higher utilities result (energy sales), thanks to the new Horizon 2 line start up, partially offset by higher chemical and energy prices (see page 7 for details). Excluding the effect of the scheduled downtimes, the production cash cost came to R$626/t in 1Q18, 15% higher than in 4Q17 and 8% lower than in 1Q17. It is also important to note that, due to the overhauls at Três Lagoas (Line 1) and Jacareí Units, the utilities result (energy sales) presented an additional reduction of R$9/t, which means that ex-downtime cash cost excluding this effect would have been R$617/t. Inflation in the last twelve months, as measured by the IPCA consumer price index, stood at 2.6%. Adjusted EBITDA totaled R$1,824 million in 1Q18, 8% less than in 4Q17, due to lower sales volume, to the higher cash COGS effect, in turn impacted by the higher production cash cost, partially offset by the higher average net price of pulp in dollars. The EBITDA margin stood at 55% excluding the sale of pulp from Klabin and 49% including this effect. Compared to 1Q17, adjusted EBITDA moved up 183%, mainly driven by the 42% increase in the average net price in dollars, higher sales volume from Horizonte 2 and the 3% average dollar appreciation against the real, partially offset by the rise in cash COGS. Free Cash Flow before Horizonte 2 expansion capex, logistics projects and dividends reached was negative by R$57 million, versus a positive R$791 million in 4Q17 and a positive R$426 million in 1Q17, due to lower Adjusted Ebitda and the negative variation in working capital (see page 15 for details). The 1Q18 net financial result was negative by R$270 million, versus a negative R$781 million in 4Q17 and a positive R$331 million in 1Q17. The variation from 4Q17 and 1Q17 was chiefly due to the lower exchange rate effect on the debt position and the hedge result. Gross debt in dollars was US$5,693 million, 2% less than in 4Q17, mainly due to early debt settlements in the period. Fibria closed the quarter with a cash position of US$1,850 million, including the mark-to-market of derivatives and net debt of US$3,843 million, 3% and 7% more than in 4Q17 and 1Q17, respectively. As Fibria continued the deleveraging process, the net debt/EBITDA ratio closed 1Q17 at 2.02x in dollars and 2.08x in reais. As a result of all the above, Fibria reported 1Q18 net income of R$615 million, versus net income of R$280 million in 4Q17 and R$329 million in 1Q17. On March 16, 2018, Fibria disclosed a Material Fact informing the market that, on March 15, 2018, Fibria’s controlling shareholders, Suzano Holding S.A. and the other controlling shareholders of Suzano Papel e Celulose S.A., with Suzano Papel e Celulose S.A. acting as intervening party, entered into a Voting Agreement and other Obligations, whereby Suzano’s controlling shareholders and Fibria’s controlling Shareholders have agreed to exercise their voting rights in order to combine the operations and shareholder bases of Suzano and the Company, through a corporate reorganization. The Company's Board of Directors approved its adhesion to the Commitment on March 27, 2018. This deal is subject to compliance with conditions precedent, including approval by antitrust agencies. Pulp Market The pulp market began 2018 in line with the trend observed throughout last year, with strong demand in all the markets and limited supply due to several problems that affected production in the first three months of the year. Thus, although demand is usually weaker in the first quarter, we did not see this seasonal trend this year and the market remained tight in 1Q18, as the on-hand inventory of pulp and paper producers was below average. In China, the Chinese New Year caused a temporary increase in inventories in February, which were normalized as activities were resumed after the end of the holiday. The spread between long and short fibers, which in Europe expanded over the period, while in China remained above US$120, also made a significant contribution. Unscheduled production downtimes and the concentration of maintenance and inspection downtimes between January and March also played a major role. We expect hardwood pulp production to decline to around 660 thousand tons in 1Q18, 420 thousand tons of which caused by technical problems and wood unavailability in the operations of both pulp producers and integrated producers, who sought a solution in the market to continue running their paper machines. This scenario supported Fibria's implementation of the first price-hike announcement of the year in all markets, beginning February 1. The outlook should remain positive for the coming months, as sustained strong demand should offset any additional supply (such as new volume arising from the ramp-up of the Horizonte 2 project). Based on this perception, Fibria announced a new price increase: US$20/t for Europe and the U.S. and US$10/t for China, valid as of April 1. Production and Sales Production ('000 t) 1Q18 4Q17 1Q17 1Q18 vs 4Q17 1Q18 vs 1Q17 Last 12 months Pulp 1,588 1,659 1,204 -4% 32% 6,026 Sales Volume ('000 t) Dom es tic Market Pulp 174 184 141 -6% 24% 695 Export Market Pulp 1,417 1,712 1,166 -17% 22% 5,801 Total sales 1,591 1,897 1,307 -16% 22% 6,497

In 1Q18, pulp production totaled 1,588 thousand tons, 4% down on 4Q17, mainly due to the scheduled maintenance downtimes at mills A, B and C of the Aracruz Unit and Line 1 of the Três Lagoas Unit, as well as fewer production days in the period (1Q18: 90 days | 4Q17: 92 days). There was also a 3-day production effect of line 2 of the Três Lagoas Unit due to the anticipation of the scheduled inspection downtime of the new line, previously scheduled for the beginning of April. The lower production volume in 1Q18 vs. 4Q17 was partially offset by the lower impact of the planned reduction in production at the Aracruz Unit and the new Horizonte 2 line start up, with an output of 449 thousand tons in the period. The 32% year-on-year increase was mainly due to the new Horizonte 2 line start up, partially offset by the scheduled downtimes at mills A and B of the Aracruz Unit, Line 1 and partially Line 2 of the Três Lagoas Unit and planned reduction in production at the Aracruz Unit in 1Q18, as previously disclosed to the market. It is also worth mentioning the expansion of the technical scope of the maintenance downtimes in the Aracruz and Jacareí Units in 1Q17, reducing equivalent production by 6 days in that quarter. Pulp inventories closed the quarter at 55 days (4Q17: 48 days | 1Q17: 52 days), equivalent to 1,235 thousand tons. In 2018, in addition to the scheduled downtimes at mills A, B and C of the Aracruz Unit, Line 1 and partially Line 2 of the Três Lagoas Unit, there are scheduled downtimes for 2Q18, as the continuity of the inspection downtime at Line 2 of the Três Lagoas Unit and maintenance downtime at Jacareí Unit . The calendar for scheduled maintenance and inspection downtimes in Fibria’s 2017 1Q17 2Q17 3Q17 4Q17 No maintenance downtime No maintenance downtime No maintenance downtime 2018 1Q18 2Q18 3Q18 4Q18 No maintenance downtime 2019 1Q19 2Q19 3Q19 4Q19 12 months15 months (1) Vera cel is a joint opera tion between Fibria (50%) a nd Stora Ens o (50%) a nd the tota l ca pa city is 1,120 thous a nd ton/yea r Sales volume totaled 1,591 thousand tons, down 16% from 4Q17, as a result of first-quarter seasonality from the recovery of inventories and lower production volume, in turn due mainly to the scheduled downtimes, as explained earlier. The 22% year-on-year upturn was due to the new Horizonte 2 line start up, supported by excellent demand in all the markets, specially in Asia. Sales volume resulting from the agreement with Klabin totaled 160 thousand tons in 1Q18 (4Q17: 254 thousand tons). In 1Q18, net revenue from shipments to Asia accounted for 44% of the total, followed by Europe with 33%, North America with 13% and Latin America with 10%. Results Analysis Net Revenues (R$ million) 1Q18 4Q17 1Q17 1Q18 vs 4Q17 1Q18 vs 1Q17 Last 12 months Dom es tic Market Pulp 348 325 188 7% 85% 1,186 Export Market Pulp 3,320 3,700 1,864 -10% 78% 12,078 Total Pulp 3,668 4,025 2,052 -9% 79% 13,264 Portocel 25 22 23 14% 12% 95 Total 3,693 4,047 2,074 -9% 78% 13,358

Net revenue totaled R$3,693 million in 1Q18, 9% less than in 4Q17, due to the 16% reduction in sales volume, partially offset by the 9% increase in the average net pulp price in dollars. Compared to 1Q17, revenue climbed 78% due to the 42% increase in the average net pulp price in dollars and higher sales volume (+22%), due to the new Horizonte 2 line start up. The cost of goods sold (COGS) dropped 13% from 4Q17, chiefly due to lower sales volume. Compared to 1Q17, the 27% increase was due to higher sales volume, driven the Horizonte 2 start up and effect of the higher price on sales volume from Klabin, although the tonnage sold was lower (1Q18: 160 thousand tons | 1Q17: 204 thousand tons). Freight costs fell 4% from the previous quarter, mainly due to lower sales volume. The 71% year-on-year increase is explained by the sales mix due to the larger volumes for Asia and the higher volume sold from Horizonte 2, the latter caused in turn: i) by the fact that the new plant is located in a more remote region compared to the other mills (longer average distance to the port); and ii) logistical contingency for the flow of production came from the new line, although the operations were normalized during the quarter. In the freight per ton analysis, the 15% increase in comparison with 4Q17 is a result of the greater representativeness of the volume from Horizonte 2 in Fibria's total sales, as well as the effect of the sales mix due to the lower share coming from North America. The pulp production cash cost totaled R$708/t, up 27% on 4Q17, mainly due to i) the scheduled downtimes in mills A, B and C of the Aracruz Unit and Line 1 and partially Line 2 of the Três Lagoas Unit; ii) the lower utilities result (energy sales), mainly due to the lower energy price and scheduled downtimes of Line 1 and partially Line 2 of the Três Lagoas Unit; iii) higher wood costs, as a result of the wider transportation radius (1Q18: 257 km | 4Q17: 205 km), in turn cause by the increased consumption of wood from Losango at the Aracruz Unit, due to the operational plan for supplying the mill; and iv) higher chemical and energy prices, mainly caustic soda and natural gas, partially offset by the dilution of fixed costs as a result of the Horizonte 2 effect. Excluding the scheduled downtimes, the cash production cost stood at R$626/t, up 15% on 4Q17, explained by the same factors previously highlighted. Excluding the effect from lower utilities result (energy sales) due to overhauls in two turbines at Três Lagoas (Line 1) and Jacareí Units, ex-downtime cash cost would be R$9/t lower, resulting in a ex-downtime cash cost of R$ 617/t in 1Q18. Compared to 1Q17, the impact of the new Horizonte 2 line helped reduce the cash cost, thanks to i) lower wood costs, as a result of the shorter average radius (1Q18: 257 km | 4Q17: 308 km); ii) the dilution of fixed costs; and iii) the hig her utilities result (energy sales), partially offset by higher chemical and energy prices, especially caustic soda and natural gas and greater impact from scheduled downtimes in mills, as shown in the table below. Excluding the effect of downtimes, the production cash cost fell 8% from 1Q18 compared with the same period in 2017, explained by the same factors previously highlighted. Inflation in the last twelve months, as measured by the IPCA consumer price index, stood at 2.7%. It is worth noting that the Company is still experiencing higher non-recurring wood costs at the Aracruz Unit, as announced to the market on previous occasions. Pulp Cash Cost R$/t 4Q17 556 Maintenance and inspection downtimes 71 Lower results with utilities (energy sales 1Q18: R$ 29/t | 4Q17: R$ 61/t) 33 Wood (higher distance from forest to mill: 1Q18: 257 km | 4Q17: 205 km) 32 Higher price of chemicals and energy (caustic soda and natural gas) 16 1Q18 708 Pulp Cash Cost R$/t 1Q17 754 Wood (lower distance from forest to mill: 1Q18: 257 km | 1Q17: 308 km) (44) Fixed cost dilution (Horizonte 2 start up) (23) Higher results with utilities (energy sales: 1Q18: R$ 29/t | 1Q17: R$ 9/t) (18) Higher price of chemicals and energy (caustic soda and natural gas) 32 Maintenance and inspection downtimes 8 Others (1) 1Q18 708 7

 Selling expenses came to R$185 million in 1Q18, in line with 4Q17. In the selling expenses per ton analysis, the increase of 19% was mainly due to the: i) greater relevance of the volume of Horizonte 2 in Fibria's total sales, in turn impacted by the logistics contingency in Santos, although operations started to normalize throughout 1Q18 from the customs and start-up of Terminal 32; and ii) higher impact of the Aparecida do Taboado domestic terminal, which started operating during 4Q17. In comparison with 1Q17, there was an increase of 75%, mainly due to increase in sales volume from the new Horizonte 2 line and higher terminal expenses for its exports. This last factor explains the increase of 44% in selling expenses per ton over 1Q17. The selling expenses to net revenue ratio remained flat year on year and quarter on quarter at 5%. General and administrative expenses totaled R$74 million, 15% less than in 4Q17, mostly due to lower third -party service expenses, and 26% more than in 1Q17, mainly as a result of higher expenses with payroll and related charges, including annual collective bargaining agreements and third-party service expenses. The general and administrative expenses to net revenue ratio came to 2%, in line with 4Q17. General and administrative expenses per ton remained stable over 4Q17 and 4% higher than 1Q17. Other operating income (expenses) totaled an expense of R$66 million in 1Q18, versus an expense of R$118 million in 4Q17 and revenue of R$53 million in 1Q17. The quarter-on-quarter variation was chiefly due to the impact of the reappraisal of biological assets in 4Q17. The negative year-on-year variation was caused by non-recurring events in 1Q17, such as the result of the capital gain in the write-down of property, plant and equipment related to the Losango project and the reversal of part of the provision related to the variable compensation program.

 Adjusted EBITDA was R$1,824 million in 1Q18, with a margin of 55% (excluding revenue from the agreement with Klabin). The 8% quarter-on-quarter decline was due to lower sales volume, partially offset by the higher average net price of pulp in dollars in 9%. Compared to 1Q17, adjusted EBITDA moved up 183%, mainly driven by the 42% increase in the average net price in dollars, 30% increase in sales volume and the 3% appreciation of the average dollar against the real. The graph below shows the main variations in the quarter: (1) Write-down of property, plant and equipment, provisions for ICMS tax credit losses, equity income, tax credits, reappraisal of biol ogical assets and recovery of contingencies. Financial Result (R$ million)1Q184Q171Q171Q18 vs 4Q17 1Q18 vs 1Q17 Financial Income (including hedge result) 111 (55) 379 - -71% Interest on financial investments 54 73 92 -26% -41% Hedging(1) 57 (128) 287 - -80% Financial Expenses (262) (280) (238) -6% 10% Interest - loans and financing (local currency) (149) (156) (182) -4% -18% Interest - loans and financing (foreign currency) (116) (127) (102) -9% 14% Capitalized interest(2) 3 3 46 - (1) Monetary and Exchange Variations (78) (407) 204 -81% - Foreign Monetary and Exchange Variations - Debt (58) (475) 273 -88% - Foreign Exchange Variations - Other (20) 68 (69) - -71% Other Financial Income / Expenses(2) (41) (39) (14) 5% 193% Net Financial Result (270) (781) 331 -65% - (1) Change in the marked to market (1Q18: R$ 20 million | 4Q17: R$ (195) million | 4Q17: R$ 225 million), added to received and paid adjustments. (2) Capitalized interest due to property, plant and equipment in progress. Income from interest on financial investments came to R$54 million in 1Q18, down 26% from 4Q17 and 41% from 1Q17. This reduction was mainly driven by the lower benchmark interest rate in Brazil (SELIC), in addition to the Company’s lower cash position. Financial interest expenses on loans and financing totaled R$265 million in 1Q18, a downturn of R$18 million from 4Q17 and R$19 million from 1Q17. The reduction was provided by the lower benchmark interest rate in Brazil the early settlement of debt contracts with BNDES in January 2018, which benefited the quarter in comparison with 4Q17 and export prepayment facilities in December 2017 which, in addition to the early settlement of debt contracts of with BNDES, benefited the quarter in comparison with 1Q17. These factors were partially offset by the increase in Libor and new funding in 1Q18.

Foreign-exchange loss on debt came to R$58 million in 1Q18, due the 0.5% depreciation of the real against the dollar (1Q18: R$3.3238 | 4Q17: R$3.3080). In 4Q17, the impact was negative in R$ 475 million, due to the depreciation of the real against the dollar of 4.44% (4Q17: R$ 3.3080 | 3Q17: R$ 3.1680). On March 31, 2018, the mark-to-market of derivative financial instruments was positive by R$154 million (a positive R$60 million from operational hedging, a negative R$68 million from debt hedging, and a positive R$162 million from embedded derivatives), versus a positive R$134 million on December 31, 2017, giving a positive variation of R$20 million. This variation was mainly due to the decline in the pre curve, which had a positive impact on the short legs of the swap transactions (debt hedges), partially offset by the depreciation of the real against the dollar compared with 4Q17, as previously highlighted. Cash receipts from transactions that matured in the period totaled R$38 million (a negative R$5 million from debt hedges and a positive R$43 million from operational hedges). The following table shows Fibria’s derivative hedging position at the close of March 2018: SwapsMaturity Receive Notional (MM)Fair Value Mar/18Dec/17Mar/18Dec/17 US Dollar Libor (1) $-$ - $41 R$ - R$ 134 Brazilian Real CDI (2)Aug/20 Brazilian Fixed (3)Jul/19 R$ 338 R$ R$90 R$ 341 R$ 106 R$ 579 R$ 86 R$ 580 101 Brazilian Real IPCA (4)Sep/23 Receive Total (a) R$ 1,065 R$ 1,028 R$ 1,177 R$ 1,842 R$ 1,123 R$ 1,938 Pay US Dollar Fixed (1) $-$ - $41 R$ - R$ (133) US Dollar Fixed (2)Aug/20 US Dollar Fixed (3)Jul/19 $172 $ $39 $ 174 R$ 47 R$ (716) R$ (122) R$ (727) (144) Brazilian Real CDI (4)Sep/23 Pay Total (b) R$ 1,028 $ 1,028 R$ (1,072) R$ (1,053) R$ (1,910) R$ (2,057) Net (a+b) R$(68) R$ (119) Option US Dollar Optionsup to 17M $ 1,964 $ 1,981 R$ 60 R$90 Options Total (c) R$60 R$90 Embedded Derivatives - Forestry Partnership and Standing Timber Supply Agreements Receive US Dollar FixedJan/35 $757 $ 769 R$ 162 R$ 163 Pay US Dollar CPIJan/35 Embedded Derivatives Total (d) $757 $ 769 R$ R$ - R$ 162 R$ - 163 Net (a+b+c+d) R$ 154 R$ 134 Zero-cost collar operations remained appropriate in the current exchange scenario, especially due to the volatility of the dollar, as they lock the exchange rate at levels favorable to the Company while also limiting negative impacts in the event of a significant depreciation of the real. These instruments allow for the protection of a foreign exchange band favorable to cash flows, with in which Fibria does not pay or receive the amount of the adjustments. In addition to protecting the Company in these scena rios, this feature also allows it to achieve greater benefits in terms of export revenues should the dollar move up. Currently, these operations have a maximum term of 17 months, covering 38% of net foreign exchange exposure, and their sole purpose is to protect cash flow exposure. The following table shows the instrument’s exposure up to the contract expiration date and the respective average strikes per quarter:

 Settled in Settled in To be To be Total To be To be To be To be 4Q171Q18Settled in Settled in Settled inSettled inSettled in Settled in Maturity 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 Notional (USD MM) 420 502 544 515 570 235 75 25 1,964 Strike put avg. 3.37 3.22 3.15 3.13 3.14 3.08 3.12 3.15 3.13 Strike call avg. 5.60 4.52 4.48 4.28 4.34 4.12 4.06 4.04 4.32 Cash impact on settlement (R$ million) 83 43 - - - - - - - The forestry partnership and standing timber supply contracts entered into on December 30, 2013 are denominated in U.S. dollars per cubic meter of standing timber, adjusted in accordance with U.S. inflation measured by the CPI (Consumer Price Index), which is not related to inflation in the areas where the forests are located, constituting, therefore, an embedded de rivative. This instrument, presented in the table above, is a sale swap of the variations in the U.S. CPI for the period of the above - mentioned contracts. See note 5 of the 1Q18 Financial Statements for more details and a sensitivity analysis of the fair value in the event of a substantial variation in the U.S. CPI. All financial instruments were entered into in accordance with the guidelines established by the Market Risk Management Polic y, and are conventional instruments without leverage or margin calls, duly registered with the B3 (Brasil, Bolsa, Balcão), which only have a cash impact on their respective maturities and amortizations. The Company’s Governance, Risk and Compliance executive area is responsible for the compliance and control of positions involving market risk and reports functionally directly and independently to the Chairman of the Board of Directors, ensuring implementation of the policy. Fibria’s Treasury area is responsible for executing and managing the financial operations. Net Result Fibria recorded net income of R$615 million in 1Q18, versus net income of R$280 million in 4Q17 and R$329 million in 1Q17. The quarter-on-quarter variation was primarily due to the improved financial result, in turn explained by the lower impact from exchange variation, partially offset by the variation in deferred income tax. The year-on-year variation was mostly due to the improved operating result in the period, partially offset by the lower financial result. Analyzing the result in terms of earnings per share, i.e. excluding depreciation, depletion and monetary and exchange variati ons (see the reconciliation on page 23), the indicator was 9% lower than in 4Q17, due to lower sales volume, partially offset by by a 9% increase in the average net price of pulp in dollars. The 180% year-on-year increase was mainly due to the upturn in the average net pulp price in dollars and higher sales volume. The chart below shows the main factors impacting the 1Q18 net result, beginning with adjusted EBITDA in the same period: (1)Includes other foreign exchange and monetary variations, other financial income/expenses and other operating

Indebtedness UnitDec/17 Sep/17 Dec/16 Dec/17 vs Sep/17 Dec/17 vs Dec/16 Gross Debt R$ million 18,922 19,299 18,329 -2% 3% (1) Includes BRL to USD sw ap contracts. The original debt in dollars w as R$ 10,696 million (55% of the total debt) and debt in reais w as R$ 8,603 million (45% of the debt) (2 The costs are calculated considering the debt sw ap (3) Includes the f air value of derivative instruments (4) For covenant purposes On March 31, 2018, gross debt stood at R$18,922 million, down R$377 million, or 2%, from the close of 4Q17, mainly due to the liability management carried out in the period involving the advance payment of approximately R$ 900 million of debt with BNDES with the higher cost and raised US$ 170 million in Export Prepayment (PPE), equivalent to approximately R$ 540 million (exchange rate R$ / US$: 3.20). The chart below shows the changes in gross debt during the quarter The financial leverage ratio fell to 2.02x in dollars and 2.08x in reais on March 31, 2018 (versus 2.41x in US$ and 2.49x in R$ in 4Q17). Fibria measures its average total dollar cost1 of debt considering future interest and foreign exchange curves, thus the total average cost of debt measured in dollar was 4.1% p.a. (Dec/17: 3.4% p.a. | Mar/17: 3.8% p.a.). The increase of 0.7 p.p. in relation to 4Q17 was mainly due to: (i) the increase of the exchange coupon by approximately 1 p.p.; and (ii) the decrease of the Pre curve by approximately 0.6 p.p. for the average maturity of the local currency bank debt. The average cost of local currency bank debt in 1Q18 was 8.4% p.a. (Dec/17: 8.2% p.a. | Mar/17: 9.5% p.a.) and the average cost of foreign currency bank debt of 4.5% p.a. (Dec/17: 4.5% p.a. | Mar/17: 4.1% p.a.). The graphs below show Fibria’s indebtedness by instrument, indexing unit and currency (including debt swaps):

 (1)Total average cost, considering debt in reais adjusted by the market swap curve. (2)Considers the debt with swap in foreign currency The average maturity of the total debt was 59 months in Mar/18, against 60 months in Dec/17 and 57 months in Mar/17. The graph below shows the amortization schedule of Fibria’s total debt: (1)Not including the mark-to-market of hedging instruments. Cash and cash equivalents closed March 31, 2018 at R$6,148 million, including the mark-to-market of hedging instruments totaling a positive R$154 million. Excluding this impact, 56% of cash was invested in local currency, in government bonds and fixed-income securities, and the remainder in short-term investments abroad. The Company has one unused revolving credit facility in national currency totaling R$1 billion, available until 2021, at the CDI plus 2.5% p.a. when utilized (0.40% p.a. when on stand-by). These funds, despite not being utilized, help improve the Company’s liquidity. As a result of the current cash position of R$6,148 million and this line totaling R$1 billion, Fibria has an immediate liquidity position of R$7,148 million. As a result, the cash to short-term debt ratio (including this stand-by credit facility) closed March 31, 2018 at 6.4x.

The graph below shows the evolution of Fibria’s net debt and leverage since March 2017: Capital Expenditure Capex totaled R$787 million in 1Q18, 18% lower than 4Q17 and 42% below 1Q17, chiefly due to the flattening of the investment curve related to the Horizonte 2 Project after its start-up in August 2017, partially offset by higher investments in pulp logistics. Horizonte 2 The learning curve until March 31 was steeper than expected, with an output of 449 thousand tons in the quarter and 1,008 thousand tons since its startup, 19% higher than expected. It should be noted that during this quarter there were 2 days less and partial downtime of the new line for inspection, resulting in an impact of less 5 days (or approximately 26 thousand tons) in 1Q18 production when compared to 4Q17.The sale of surplus energy from the new production line came to 72 MWh in 1Q18.

The expansion capex of Horizonte 2 project to be disbursed came to US$119 million (R$ 398 million), while the funds from BNDES and FDCO funding lines to be withdrawn totaled US$210 million (R$ 711 million). In pulp logistics, the main highlight was the startup of T-32 Terminal, in the port of Santos. The first cargoes of pulp at the new warehouse were received in February and the first shipment for export was carried out in March. Free Cash Flow (R$ million)1Q184Q171Q17Last 12 months Adjusted EBITDA 1,824 1,981 644 6,133 (-) Total Capex (787) (964) (1,349) (4,110) (-) Dividends - - - (395) (-) Interest (paid)/received (147) (255) (34) (884) (-) Income tax (9) (9) (9) (36) (+/-) Working Capital (1,199) (338) 282 (1,531) (+/-) Others (10) 8 6 (5) Free Cash Flow (328) 423 (461) (828) Project H2 Capex 113 348 875 1,775 Dividends - - - 395 Pulp logistics 158 20 11 201 Ajusted Free Cash Flow (57) 791 426 1,542 Free cash flow was negative by R$57 million in 1Q18 (excluding effects from Horizonte 2 expansion capex, pulp logistics and dividends), versus a positive R$791 million in 4Q17 and a positive R$426 million in 1Q17. The quarter reduction was mainly due to the negative variation of working capital, mainly due to: i) reduction of accounts payable due to the non-recurring disbursements of the Horizonte 2 project, impacting R$612 million ; ii) higher inventories, due to seasonal inventory rebuilding in the supply chain, increasing from 48 to 55 equivalent production days, impacting R$380 million; and iii) higher accounts receivables, due to higher pulp price and decrease in forfaiting operations, impacting R$83 million. All of these effects totaled R$1.1 billion of the accrued capex on the accrual basis and the disbursements made (cash capex), accumulated mainly in the suppliers line. It is important to note that the effect on working capital related to the Horizonte 2 project payments was the result of a capex one-off mismatch between cash and accrual basis. Considering free cash flow before Horizonte 2 Project capex, dividend payments and pulp logistics, the LTM free cash flow yield stood at 4.3% in R$ and 4.4% in US$. ROE and ROIC In regard to return metrics, it is worth noting certain adjustments in the accounting indicator, given the differences in acc ounting treatment under IFRS (CPC 29 | IAS 41). (1) Average of the last f our quarters. (2) Calculation excludes H2 expansion Project, modernization and pulp logistics project

 (1) Average of the last f our quarters. (2) Calculation excludes H2 expansion Project, modernization and pulp logistics project. Capital Market Equities The average daily traded volume in 1Q18 was approximately 4.8 million shares, 36% higher than in 4Q17. Fibria’s daily financial volume averaged US$87.9 million, up by 163% on 4Q17, US$52.4 million of which on B3 and US$35.5 million on the NYSE. Shareholders Structure Common Shares % Votorantim S.A. 162,974,335 29.42 BNDESPar 161,082,681 29.08 Treasury 733,574 0.13 Board of Directors, Fiscal Council and Executive Officers 57,413 0.01 Free Float 229,086,643 41.36 TOTAL 553,934,646 100.00 Total Free Float (B3 + NYSE) Dom e s tic (Brazil) 20.11% Fore ign 79.89% On March 31, 2018, the Company's capital stock was represented by 553,934,646 common shares. The number of shares outstanding was 229,086,643 (41.36%), traded on the São Paulo Stock Exchange (B3) and on the New York Stock Exchange (NYSE), 80% of which held by foreign investors and 20% held by local investors. The Company has 733,574 treasury shares. Fibria’s market capitalization came to R$36.0 billion on March 29, 2018.

Fixed Income UnitMar/18Dec/17Mar/17 M ar/18 vs Dec/17 M ar/18 vs M ar/17 Fibria 2024 - Yield % 4.6 3.9 4.7 0.7 p.p. -0.2 p.p. Fibria 2024 - Price USD/k 103.4 107.4 103.0 -4% 0% Fibria 2025 - Yield % 4.6 4.1 - 0.1 p.p. - Fibria 2025 - Price USD/k 96.8 99.2 - -2% - Fibria 2027 - Yield % 5.0 4.5 5.5 0.5 p.p. -0.5 p.p. Fibria 2027 - Price USD/k 103.9 107.5 100.3 -3% 4% Treasury 10 y % 2.7 2.4 2.4 0.3 p.p. 0.4 p.p. Subsequent Events On April 10, 2018, Moody’s affirmed Fibria’s Ba1 rating and revised the outlook from Negative to Stable, following the change in the outlook of Brazil’s sovereign credit rating. On April 18, BNDES released R$250 million related to the funding of the Horizonte 2 project. This funding will contribute to improve the Company's cash position.

1Q18 Results

Fixed Income

	Unit	Mar/18	Dec/17	Mar/17	*Mar/18 vs Dec/17*	*Mar/18 vs Mar/17*
Fibria 2024 - Yield	%	4.6	3.9	4.7	*0.7 p.p.*	*-0.2 p.p.*
Fibria 2024 - Price	USD/k	103.4	107.4	103.0	*-4%*	*0%*
Fibria 2025 - Yield	%	4.6	4.1	-	*0.1 p.p.*	-
Fibria 2025 - Price	USD/k	96.8	99.2	-	*-2%*	-
Fibria 2027 - Yield	%	5.0	4.5	5.5	*0.5 p.p.*	*-0.5 p.p.*
Fibria 2027 - Price	USD/k	103.9	107.5	100.3	*-3%*	*4%*
Treasury 10 y	%	2.7	2.4	2.4	*0.3 p.p.*	*0.4 p.p.*

Subsequent Events

On April 10, 2018, Moody's affirmed Fibria's Ba1 rating and revised the outlook from Negative to Stable, following the change in the outlook of Brazil's sovereign credit rating.

On April 18, BNDES released R$250 million related to the funding of the Horizonte 2 project. This funding will contribute to improve the Company's cash position.

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Appendix II – Income Statement INCOME ST AT EMENT - CONSOLIDAT ED (R$ million) 1Q18 4Q17 1Q17 1Q18 vs 4Q17 1Q18 vs 1Q17

Appendix III – Balance Sheet BALANCE SHEET (R$ million)

Appendix IV – Cash Flow UNAUDIT ED CONSOLIDAT ED ST AT EMENT OF CASH FLOW (R$ million) 1Q18 4Q17 1Q17 Repurchase of shares - - (1) Treasury shares 0 - - Other 1 4 0 NET CASH USED IN FINANCING ACT IVIT IES (514) (235) 2,261 Effect of exchange rate changes on cash and cash equivalents (14) 82 (64) Net increase (decrease) in cash and cash equivalents (1,199) 1,207 1,395 Cash and cash equivalents at beginning of year 4,052 2,845 2,660 Cash and cash equivalents at end of year 2,852 4,052 4,056

Appendix V – Breakdown of EBITDA and Adjusted EBITDA (CVM Instruction 527/2012) EBITDA is not a standard measure defined by Brazilian or international accounting rules and represents earnings (loss) in the period before interest, income tax and social contribution, depreciation, amortization and depletion. The Company presents adjusted EBITDA in accordance with CVM Instruction 527, of October 4, 2012, adding or subtracting from this amount equity income, provisions for losses on recoverable ICMS, non-recurring write-offs of fixed assets, the fair value of biological assets and tax credits/recovered contingencies, in order to provide better information on its ability to generate cash, pay its debt and sustain its investments. Neither measurement should be considered as an alternative to the Company’s operating income and cash flows or an indicator of liquidity for the periods presented.

1Q18 Results

Appendix V – Breakdown of EBITDA and Adjusted EBITDA (CVM Instruction 527/2012)

Adjusted EBITDA (R$ million)	1Q18	4Q17	1Q17
Income (loss) of the period	615	280	329
(+/-) Financial results, net	270	781	(331)
(+) Taxes on income	278	60	232
(+) Depreciation, amortization and depletion	620	687	436
EBITDA	1,783	1,808	666
(+) Equity	(0)	(0)	0
(-) Fair Value of Biological Assets	-	103	12
(+/-) Loss (gain) on disposal of property, plant and equipment	8	34	(58)
(+) Accrual for losses on ICMS credits	34	38	24
(-) Tax credits/reversal of provision for contingencies	(0)	(0)	(0)
EBITDA Adjusted	**1,824**	**1,981**	**644**

EBITDA is not a standard measure defined by Brazilian or international accounting rules and represents earnings (loss) in the period before interest, income tax and social contribution, depreciation, amortization and depletion. The Company presents adjusted EBITDA in accordance with CVM Instruction 527, of October 4, 2012, adding or subtracting from this amount equity income, provisions for losses on recoverable ICMS, non-recurring write-offs of fixed assets, the fair value of biological assets and tax credits/recovered contingencies, in order to provide better information on its ability to generate cash, pay its debt and sustain its investments. Neither measurement should be considered as an alternative to the Company's operating income and cash flows or an indicator of liquidity for the periods presented.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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